1875 K Street, N.W. Washington, DC 20006-1238

Tel: 202 303 1000 Fax: 202 303 2000

January 18, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Jaea Hahn

Re:	Medallion Financial Corp.

  Proxy Statement filed on November 30, 2017

  File No. 814-00188

Dear Ms. Hahn:

On behalf of Medallion Financial Corp. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the preliminary proxy statement on Schedule 14A, filed on November 30, 2017 (the “Preliminary Proxy Statement”), which were provided in a telephone conversation on December 8, 2017.

We are submitting this response letter in connection with the filing of the Company’s definitive proxy statement (the “Definitive Proxy Statement”). The Definitive Proxy Statement is being filed in order to respond to the comments of the Staff and to make such changes as the Company deems appropriate. To facilitate your review, your comments are summarized below and are followed by the Company’s responses. Capitalized terms have the meanings assigned in the Preliminary Proxy Statement unless otherwise defined in this letter.

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NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Questions and Answers, page 2

Comment 1: Please add a new question and answer addressing the consequences of the Company receiving approval of the proposal and also a new question and answer addressing the consequences of the Company not receiving approval of the proposal.

Response: The Company has made the requested additions.

Proposal – Background, page 7

Comment 2: In the disclosure that “[t]he Company, together with its investment company subsidiaries, currently operates and is regulated as a single BDC under the 1940 Act,” please clarify whether the Company will withdraw the BDC election of all of its BDC subsidiaries if the Company receives approval of the proposal.

Response: The Company has clarified that the Company expects to also withdraw the election of all of the Company’s BDC subsidiaries if the Company receives approval of the proposal.

Comment 3: In the disclosure that “[f]ollowing the withdrawal of the election, the Company will continue to be a reporting company under the Securities Exchange Act of 1934 (the ‘Exchange Act’) but will no longer be subject to the 1940 Act,” please clarify the consequences of the Company no longer being subject to the 1940 Act. Will the Company’s shares continue to be listed on NASDAQ? The Company may explain and/or provide a cross reference to the disclosure addressing the shareholder protections under the 1940 Act that will no longer apply (as disclosed in a subsequent section).

Response: The Company has added disclosure that the Company’s common stock will continue to be listed on the NASDAQ Global Select Market and included a cross reference to the disclosure addressing the shareholder protections under the 1940 Act that will no longer apply.

Proposal – Reasons for Proposed Withdrawal of BDC Election, page 7

Comment 4: Please revise the heading from “Reasons for Proposed Withdrawal of BDC Election” to “Board Considerations with Respect to the Proposed Transaction.”

Response: The Company has made the requested revision.

Comment 5: Under the heading, “Increased Flexibility to Manage the Company’s Business,” please define what constitutes a “qualifying asset” under the 1940 Act.

Response: The Company has made the requested addition.

Comment 6: In the disclosure that “[o]ur investment in Medallion Bank and City of Chicago taxicab medallions purchased out of foreclosure, which are carried in investments other than securities on the consolidated balance sheet, are non-qualifying assets,” please clarify the italicized language above (e.g., disclose that the Bank is a wholly-owned subsidiary of the Company).

Response: The Company has clarified that Medallion Bank is a wholly-owned portfolio company.

Comment 7: In the disclosure that “[t]hese restrictions limit our ability to grow Medallion Bank . . . . ” please add that the Company’s reliance on Section 3(c)(6) of the 1940 Act may hinder the Company’s ability to invest in assets that fall outside of the exception provided in Section 3(c)(6). Supplementally provide to the Staff (and if disclosure is appropriate under the circumstances), state what percentage of the Company’s assets are currently invested in Medallion Bank and Medallion Capital.

Response: The Company has made the requested addition.

Additionally, we are providing the information below regarding the percentage of the Company’s assets that are invested in Medallion Bank and Medallion Capital as of September 30, 2017:

Total Investment in Medallion Bank: $290,193,207

Total Assets of the Company on an Unconsolidated Basis: $517,593,177

Percentage of the Company’s Unconsolidated Assets Invested in Medallion Bank: 56%

Total Investment in Medallion Capital: $40,675,425

Total Assets of the Company on an Unconsolidated Basis: $517,593,177

Percentage of the Company’s Unconsolidated Assets Invested in Medallion Capital: 8%

Comment 8: In the paragraph that includes “the Company would no longer be subject to the 70% Test,” please briefly discuss any limitations of the Company to operate the Company if it withdraws its election to be regulated as a BDC. For example, include a cross reference to the disclosure addressing the Company’s status under the 1940 Act and the limitations that would occur as a result of relying on Section 3(c)(6) of the 1940 Act.

Response: The Company has made the requested addition.

Comment 9: In the disclosure that “[n]otwithstanding the fact that the Conversion would eliminate these restrictions under the 1940 Act, we will remain subject to the asset coverage requirements, if any, under our existing and future lending facilities.” Please clarify what these asset coverage requirements are generally.

Response: The Company has made the requested clarification.

Comment 10: In the third paragraph under the heading “Presentation of the Company’s Financial Statements,” please explain why the new financial presentation will be the “most meaningful to the Company’s shareholders.”

Response: The Company has clarified why the Company believes that the new financial presentation will be the most meaningful to shareholders. Specifically, due to (a) the size of the Company’s investment in Medallion Bank relative to the Company’s total assets, (b) Medallion Bank’s overall asset and revenue levels being greater than the Company, and (c) Medallion Bank’s overall contributions to the profitability of the Company, the Company believes that the consolidation of the Company’s wholly-owned subsidiaries and controlled or majority-owned portfolio investments will simplify and increase transparency of the Company’s operations.

Comment 11: In the third paragraph under the heading “Presentation of the Company’s Financial Statements,” please clarify what other entities will be considered the Company’s “peers” (e.g., are the “peers” other companies that are not BDCs?).

Response: The disclosure has been revised to clarify that the Company views itself comparable to other specialty finance corporations that are not regulated as BDCs and originate, acquire and service consumer and commercial loans.

Comment 12: Under the heading “Other Factors” and the disclosure that the Company will be required to provide notice or obtain prior consent by financial institutions and applicable regulatory authorities, please explain the consequences if the Company is not able to obtain the consent, if required, of such entities. Would the Company be able to continue to own its wholly-owned SBICs if it is no longer a BDC?

Response: The Company has made the requested addition.

Comment 13: Under the heading “Other Factors” and the discussion of the potential tax consequences, please clarify the consequences to shareholders of being treated as a C corporation for income tax purposes (e.g., the Company would be taxed at the corporate level and shareholders will be taxed on distributions).

Response: The Company has made the requested clarification.

Comment 14: Under the heading “Anticipated Timeline,” is there an expiration date on the shareholders’ approval of the proposal (i.e., is there an expiration date on the Company’s decision to withdraw its election as a BDC if the shareholders approve the proposal)?

Response: While there is no expiration date on the shareholders’ approval of the proposal, the Board expects to make its determination in the first quarter of 2018.

Proposal – Anticipated Timeline, page 9

Comment 15: Under the heading “Anticipated Timeline,” what will the Company do if it is unable obtain the necessary lending and/or regulatory approvals of the Conversion? Will the Company remain a BDC?

Response: The Company has clarified that if the Company is unable to obtain any necessary approvals from the banks and other financial institutions and applicable regulatory authorities, then the Company will continue to operate as a BDC.

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We appreciate the Staff’s efforts in connection with this matter. Should you have any additional questions or concerns, please call me at (202) 303-1275.

Very truly yours,

/s/ James G. Silk

James G. Silk
Partner
Willkie Farr & Gallagher LLP

cc: Marisa T. Silverman, General Counsel, Medallion Financial Corp.
Andrew M. Murstein, President, Medallion Financial Corp.
Anne C. Choe, Willkie Farr & Gallagher LLP
Charles Gyer, Willkie Farr & Gallagher LLP

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